Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

August 4, 2022

Via Edgar

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp. Amendment No. 21 to Registration Statement on Form S-1 Filed July 26, 2022 File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 3, 2022 with respect to the Amendment No. 21 to Registration Statement on Form S-1 (File No. 333-230943) (the “S-1”) filed with the SEC on July 26, 2022 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 22 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 21 to Registration Statement on Form S-1 Filed July 26, 2022

PRC Limitation on Overseas Listing and Share Issuances, page 8

1.	Please revise your disclosure in the first sentence to clarify that “Neither we nor our subsidiaries are currently required to obtain approval from Chinese authorities...,” to the extent accurate. In addition, where you state that each of your PRC Subsidiaries has received all requisite permissions in order to conduct and operate your business, please expand your disclosure to include approvals and also disclose that you and your non-PRC subsidiaries have also received all such requisite permissions and approvals, to the extent accurate.

COMPANY RESPONSE: We respectfully advise the Staff that the disclosure on the pages 8 and 22 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors

“Failure to make adequate contributions to various employee benefits plans ... “, page 18

2.	We note your amended disclosure regarding your failure to make social insurance and housing fund contributions in full for all your employees, as required by PRC laws and regulations. Please revise to disclose whether this failure could impact your ability to operate your business or interfere with your ability to offer the securities being registered to foreign investors. Additionally, we note that your PRC counsel has given an opinion on this issue. Please revise to name your PRC counsel here, and elsewhere throughout your prospectus where you indicate that the statement or disclosure is attributed to counsel. Finally, we note that certain matters governed by PRC law are being passed upon by Dahui Lawyers. Please revise the prospectus, as appropriate, to clarify which statements, if any, are the opinion of Dahui Lawyers and file their consent as an exhibit.

COMPANY RESPONSE: We respectfully advise the Staff that the disclosure on the cover page and pages 18, 19, 20, 22, and 23 of the Amended Registration Statement has been revised in accordance with the Staff’s comment, and that none of the statements as to PRC law included in the prospectus are the opinion of Dahui Lawyers.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
		Name:	Zhida Hong
		Title:	Chief Executive Officer
cc:	Lawrence Venick

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